Form 51-102F3

MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

Trilogy International Partners Inc. (the “Company”)
Suite 400, 155 - 108 Avenue NE
Bellevue, Washington
98004

Item 2: Date of Material Change

April 21, 2017

Item 3: News Release

A news release announcing the material change was issued on April 21, 2017 for distribution through GlobeNewswire and a copy was subsequently filed on SEDAR (www.sedar.com).

Item 4: Summary of Material Change

On April 21, 2017, the Company’s subsidiaries, Trilogy International Partners LLC (“Trilogy LLC”) and Trilogy International Finance Inc. (the “Co-Issuer” and, together with Trilogy LLC, the “Issuers”), priced their private offering of US $350 million aggregate principal amount of senior secured notes (the “Notes”). The Notes will bear interest at a rate of 8.875% per annum, will be issued at 99.506% of their face value and mature in 2022.

Item 5.1: Full Description of Material Change

On April 21, 2017, the Company’s subsidiaries, Trilogy LLC and the Co-Issuer, priced their private offering of the Notes. The Notes will bear interest at a rate of 8.875% per annum, will be issued at 99.506% of their face value and mature in 2022.

The Notes will be guaranteed by certain of Trilogy LLC’s US-domiciled subsidiaries. The Notes will be secured by (x) a first-priority lien on the equity interests of the Co-Issuer and the guarantors of the notes and (y) a pledge of any intercompany indebtedness owed to Trilogy LLC or any guarantor by Trilogy LLC’s New Zealand subsidiary, Two Degrees Mobile Limited (“2degrees”) or any of 2degrees’ subsidiaries and certain third party indebtedness owed to Trilogy LLC by any minority shareholder in 2degrees.

The offering of the Notes is expected to close on May 2, 2017, subject to satisfaction of customary closing conditions.

The Issuers intend to apply the proceeds of this offering, together with cash on hand, to redeem all of their outstanding 13.375% senior secured notes due 2019 and pay fees and expenses related to this offering.

The Notes are being offered in a private offering exempt from the registration requirements of the United States Securities Act of 1933, as amended (the “Securities Act”). The Notes will be offered only to persons reasonably believed to be qualified institutional buyers in reliance on Rule 144A under the Securities Act, and outside the United States, only to non-U.S. investors pursuant to Regulation S. The Notes will not be registered under the Securities Act or any state securities laws and may not be offered or sold in the United States absent an effective registration statement or an applicable exemption from, or a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. This material change report does not constitute an offer to sell or a solicitation of an offer to buy any of the Notes, nor does it constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful. Any offer of the Notes will be made only by means of a private offering memorandum.

Item 5.2: Disclosure for Restructuring Transactions

Not applicable.

Item 6: Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7: Omitted Information

No information has been omitted.

Item 8: Executive Officer

For further information, please contact Scott Morris, Senior Vice-President, General Counsel and Corporate Secretary of the Company, by telephone at (425) 458-5900.

Item 9: Date of Report

May 1, 2017